EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/3/2016	9/5/2015
Earnings:
Income before income taxes (a)	$6,722	$5,491
Unconsolidated affiliates’ interests, net	(69)	(76)
Amortization of capitalized interest	4	5
Interest expense (b)	748	653
Interest portion of rent expense (c)	161	162
Earnings available for fixed charges	$7,566	$6,235

Fixed Charges:
Interest expense (b)	$748	$653
Capitalized interest	6	5
Interest portion of rent expense (c)	161	162
Total fixed charges	$915	$820

Ratio of Earnings to Fixed Charges (d)	8.27	7.60

(a)
Income before income taxes for the 36 weeks ended September 5, 2015 included a pre-tax charge of $1.4 billion related to our change in accounting for our investments in our wholly-owned Venezuelan subsidiaries and beverage joint venture.

(b)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.

(c)	One-third of rent expense is the portion deemed representative of the interest factor.

(d)	Based on unrounded amounts.